UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          NUMED HOME HEALTH CARE, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  67052T 20 1
                                 (CUSIP Number)

           Martin A. Traber, Foley & Lardner, 100 North Tampa Street,
                               Tampa, Florida 33602
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 10,1996
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                  There are no exhibits filed with this Report.

                         SCHEDULE 13D - AMENDMENT NO. 1
    CUSIP No. 67052T 20 1


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jugal K. Taneja (S.S. ####-##-####)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[_]
                                                                     (b)[X]

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Florida

                     7  SOLE VOTING POWER
      NUMBER OF

        SHARES          1,615,864

                     8  SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY         None

         EACH        9  SOLE DISPOSITIVE POWER

      REPORTING
                        1,615,864
        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH

                        None

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,615,864

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         27%

    14   TYPE OF REPORTING PERSON


         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   ITEM 1.   Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of NuMED Home Health Care, Inc., a Nevada corporation ("NuMED"). NuMED's principal executive offices are located at 5770 Roosevelt Blvd., Suite 700, Clearwater, Florida 34620.


   ITEM 2.   Identity and Background.

        This Amendment is filed on behalf of Jugal K. Taneja ("Taneja"). The original Schedule 13D was filed with the Commission on behalf of Taneja on April 25, 1995. Mr. Taneja's business address is 5770 Roosevelt Blvd., Suite 700 Clearwater, Florida 34620. Mr. Taneja's current principal occupation is as the Chief Executive Officer of the Issuer, NuMED Home Health Care, Inc. Mr. Taneja is a citizen of the United States and is a resident of the State of Florida.

        Taneja has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   ITEM 3.   Source and Amount of Funds or Other Consideration.

        There were no purchases made pursuant to this filing. Issuance of NuMED securities to Taneja and subsequent gifts of NuMED securities by Taneja are reported in Item 5 below.


   ITEM 4.   Purpose of Transaction.

        Taneja has acquired his interest in NuMED as an investment and acquired his shares with a view toward making a profit.

   ITEM 5.   Interest in Securities of the Issuer.

        (a)  Aggregate Number and Percentage of Securities:

             Mr. Taneja is the beneficial owner of 1,615,864 shares of Common Stock, representing approximately 27% of the class based upon the number reported as outstanding (excluding Treasury Shares) during the quarter ended June 30, 1996.

        (b)  Power to Vote and Dispose:

             Mr. Taneja has sole power to vote and dispose of 1,615,864 shares of Common Stock. Mr. Taneja shares no voting or disposition power. This amount includes beneficial ownership of
             (i) 169,880 shares of Common Stock and 12,698 options to purchase Units each consisting of two shares of Common Stock and two Common Stock Purchase Warrants owned by First Delhi Trust, a trust for Mr. Taneja's children over which he exercises voting rights, (ii) 328,000 shares of Common Stock and 540,000 currently exercisable Common Stock Purchase Warrants owned by Twenty-First Century Healthcare Fund, L.L.C., a limited liability company controlled by Mr. Taneja and his family members, (iii) 380,000 shares issuable under currently exercisable stock options, and (iv) 12,698 options to purchase Units owned by Mr. Taneja with each Unit consisting of two shares of Common Stock and two Common Stock Purchase Warrants. This amount excludes 209,820 shares beneficially owned by his wife, Manju Taneja, as to which Mr. Taneja exercises no voting or disposition rights and as to which Mr. Taneja disclaims beneficial ownership.

        (c)  Transactions Within the Past 60 Days:

             Pursuant to the terms of the Amendment to Employment Agreement by and between NuMED Home Health Care, Inc. and Taneja, Taneja received on October 1, 1996, 540,000 Common Stock Purchase Warrants currently exercisable at a price of $2.75 per share as consideration for the revocation of certain provisions of the Employment Agreement providing to Taneja put rights at $6.00 per share for all NuMED Home Health Care, Inc. Common Stock owned by Taneja upon the occurrence of certain change of control events. Upon the grant of the 540,000 Common Stock Purchase Warrants to Taneja, Taneja gifted on October 8, 1996 all of the same warrants to the family controlled Twenty-First Century Healthcare Fund, L.L.C. In addition, Mr. Taneja purchased 4,000 shares of Common Stock at a price of $1.75 per share in an open market purchase on October 1, 1996.

        (d)  Certain Rights of Other Persons:

             Not applicable.

        (e)  Date Ceased to be 5% Owner:

             Not applicable.



   ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None

   ITEM 7.   Material to Be Filed as Exhibits.

        None




   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:     October 15, 1996              /s/ Jugal K. Taneja
                                           Jugal K. Taneja